Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 30, 2022
Re:	Alpha Capital Holdco Company Amendment No. 3 to Registration Statement on Form F-4 Filed June 14, 2022 File No. 333-262552

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joseph Kempf Robert Littlepage Patrick Faller Jan Woo

Ladies and Gentlemen:

On behalf of our client, Alpha Capital Holdco Company, (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 3 to Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated June 28, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 4 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4 Filed June 14, 2022

Original Projections, page 182

1.	Please advise why you removed the column containing projections in US$ for the year 2023E in the Original Projected Financial Information.

	Response:	In response to the Staff’s comment, the Company respectfully advises the staff that the column containing projections in US$ for the year 2023E in the Original Projected Financial Information was mistakenly deleted. Accordingly, the Company has revised the disclosure on page 189 of the Amended Registration Statement.

General

2.	We note your disclosure that BofA Securities has resigned “pursuant to Section 11(b)(1) of the Securities Act of 1933, as amended” and has “disclaimed any responsibility for any portion of this proxy statement/prospectus.” Please confirm whether BofA Securities has advised the Commission in writing that it has resigned pursuant to Section 11(b)(1). Refer to item (B) of Section 11(b)(1) of the Securities Act of 1933. If BofA Securities has not resigned pursuant to Section 11(b)(1), please revise your disclosure accordingly.

	Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that it is not aware of whether BofA Securities has provided notice to the SEC and resigned as underwriter pursuant to Section 11(b)(1) of the Securities Act of 1933, as amended, and BofA Securities has not responded to the Company’s requests to confirm whether such notice has been delivered. The Company has revised the disclosure accordingly on page 9 of the Amended Registration Statement.

3.	In the letter to shareholders and the Questions and Answers about the Business Combination, you state that the resignation of the Advisors indicates that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus. Clarify the nature and extent to which Credit Suisse and its affiliates have not withdrawn its association with the disclosure and underlying business analysis related to the transaction notwithstanding the resignation by Credit Suisse.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55, 134, 135, 136, 174, 175, 176, 200 and 204 of the Amended Registration Statement to better clarify the scope of Credit Suisse’s role in relation to the Business Combination, while maintaining that the resignation of the Advisors continues to indicate that the Advisors do not want to be associated with the disclosure in the Amended Registration Statement.

4.

We note your disclosure on page 53 that the “Advisors did not prepare or provide any of the disclosure in this prospectus/proxy statement or any analysis underlying such disclosure . . . but Credit Suisse assisted Semantix’s management with industry data and other industry and business information to help build the disclosure included in this proxy statement/prospectus, and also with market data, comparable company analysis and other relevant information to help build the Projections, using the estimates, assumptions and input provided by Semantix’s management, and Credit Suisse supported the preparation of the PIPE presentation and the analyst presentation, at the direction of Semantix’s management. None of Credit Suisse or any of its affiliates has withdrawn its association with the materials in the immediately preceding sentence or notified Alpha or, to the knowledge of Alpha or Semantix, the PIPE Investors of such disassociation.” We also note your disclosure on page 54 that “the “Alpha Board did not receive or rely upon any financial or valuation analyses conducted or prepared by any of the Advisors.”

•  Please tell us why you describe Credit Suisse as an Advisor that did not prepare or provide “any analysis underlying such disclosure” in your registration statement if Credit Suisse assisted Semantix with information “to help build the disclosure included in this proxy statement/prospectus” and assisted with a “comparable company analysis and other relevant information to help build the Projections, using the estimates, assumptions and input provided by Semantix’s management,” among other things.

	Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that Credit Suisse and its affiliates were not responsible for the preparation of any disclosure that is included in the Company’s proxy statement/prospectus, including the Projections. As financial advisor, Credit Suisse assisted Semantix’s management by organizing and providing industry and market data, comparable company information and other relevant third-party market information, all compiled at the direction of Semantix’s management (which the Company refers to, collectively, as the “Industry Materials” in the Amended Registration Statement). While Semantix’s management considered the Industry Materials provided by Credit Suisse based on Credit Suisse’s expertise and experience as an investment bank with coverage in the industries and geographies in which Semantix operates, Semantix’s management conducted its own independent analysis and made its own conclusions in connection with the materials provided by Credit Suisse and otherwise. On this basis, Semantix’s management prepared the disclosure about Semantix in the Company’s proxy statement/prospectus and is fully responsible for this disclosure and any other related work product. Credit Suisse did not prepare a valuation analysis of Semantix or an opinion in connection with the Business Combination, or provide any analysis underlying the disclosure included in the Company’s proxy statement/prospectus except for the compilation of the Industry Materials at the direction of Semantix’s management as described above. Credit Suisse was not responsible for the Projections or any of the assumptions, estimates and conclusions underlying the Projections. The Company has revised the disclosure accordingly on pages 54, 55, 134, 135, 136, 174, 175, 176, 200 and 204 of the Amended Registration Statement to better clarify the scope of Credit Suisse’s role in relation to the Business Combination.

•  Please disclose whether the Advisors assisted in the preparation or review of any materials reviewed by the Alpha Board or management as part of their services to the board or Semantix and whether the Advisors have withdrawn their association with those materials and notified Alpha of such disassociation. Clarify in your disclosure whether any such work product or materials were used in providing or preparing the disclosure in the registration statement.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Advisors were not responsible for the preparation of the materials reviewed by the Alpha Board or management as part of their services to the board or Semantix, including the Projections, or the disclosure included in the Company’s proxy statement/prospectus, except that Credit Suisse assisted Semantix’s management by organizing and providing the Industry Materials.

As Semantix’s financial advisor, Credit Suisse provided Semantix with Industry Materials that were analyzed by Semantix and used in furtherance of Semantix’s management’s preparation of the Projections that were fully prepared by Semantix’s management based on its own estimates and assumptions and later shared by Semantix’s management with the Alpha Board for their consideration of the Business Combination. These same Industry Materials were also analyzed and used by Semantix’s management in furtherance of Semantix’s management’s preparation of the disclosure included in the Company’s proxy statement/prospectus. However, the Alpha Board did not receive any financial or valuation analyses conducted or prepared by Credit Suisse or any other Advisor. In addition, the Alpha Board did not receive the Industry Materials.

Alpha and Semantix have no reason to believe that the resignation by Credit Suisse signifies that the Industry Materials provided by Credit Suisse to Semantix are no longer reliable, and Semantix’s management’s independent analysis and conclusions in relation to the Industry Materials have also not changed as a result of Credit Suisse’s resignation.

The Company has revised the disclosure accordingly on pages 54, 55, 134, 135, 136, 174, 175, 176, 200 and 204 of the Amended Registration Statement to better clarify the scope of Credit Suisse’s role in relation to the Business Combination.

•  In light of your disclosure that Credit Suisse provided “information to help build the Projections,” please also address your statements on pages 197 and 198 that (1) “Neither Alpha nor Semantix relied on their respective financial advisors in the preparation and analysis of the materials, including projections, provided to the Alpha Board for use as a component of its overall evaluation of Semantix” and (2) the “Alpha Board did not receive or rely upon any financial or valuation analyses conducted or prepared by any of the Advisors in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of Alpha and its shareholders.” In regards to these statements, please tell us how you distinguish the underlying information provided by Credit Suisse from any financial analyses or other information provided to the Alpha Board.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that neither Alpha nor Semantix relied on their respective financial advisors in the preparation and analysis of any materials, including the Projections, except that Credit Suisse assisted Semantix’s management by organizing and providing the Industry Materials. As Semantix’s financial advisor, Credit Suisse provided Semantix with Industry Materials that were analyzed by Semantix in furtherance of the preparation of the Projections that were fully prepared by Semantix’s management based on its own estimates and assumptions. While Semantix’s management considered the Industry Materials provided by Credit Suisse based on Credit Suisse’s expertise and experience as an investment bank with coverage in the industries and geographies that Semantix operates, Semantix’s management conducted its own independent analysis and made its own conclusions in connection with the materials provided by Credit Suisse and otherwise.

In this way, the Company distinguishes the underlying information provided by Credit Suisse to Semantix from any financial analyses or other information provided by Semantix’s management to the Alpha Board considering that the Alpha Board considered materials, including the Projections, that reflected the estimates, analysis and conclusions of Semantix’s management and not the raw Industry Materials provided by Credit Suisse to Semantix.

On the basis of the above, Semantix’s management prepared and is fully responsible for the Projections. Credit Suisse did not prepare a valuation analysis of Semantix or an opinion in connection with the Business Combination. Credit Suisse was not responsible for the Projections or any of the assumptions, estimates and conclusions underlying the Projections. The Company has revised the disclosure accordingly on pages 54, 55, 134, 135, 136, 174, 175, 176, 200 and 204 of the Amended Registration Statement to better clarify the scope of Credit Suisse’s role in relation to the Business Combination.

•  Please advise how you concluded on page 53 that “None of Credit Suisse or any of its affiliates has withdrawn its association with the materials” described in your registration statement in light of your disclosure that Credit Suisse resigned pursuant to Section 11(b)(1) of the 1933 Act.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that in Credit Suisse’s termination letter, it has disclaimed responsibility for any portion of the Company’s proxy statement/prospectus. However, none of Credit Suisse or any of its affiliates has informed Semantix or Alpha that it is in disagreement with the Industry Materials previously provided upon which Semantix’s management conducted its own independent analysis and made its own conclusions. Accordingly, Alpha and Semantix have no reason to believe that the resignation by Credit Suisse signifies that the Industry Materials provided by Credit Suisse to Semantix are no longer reliable, and Semantix’s management’s independent analysis and conclusions in relation to the Industry Materials have also not changed as a result of Credit Suisse’s resignation. The Company has revised the disclosure accordingly on pages 55, 135, 174, 175, 176, 200 and 204 of the Amended Registration Statement.

•  To the extent Credit Suisse or any of the Advisors were involved in preparing any disclosure or information that contributed to the preparation of the disclosure, please revise your risk factor disclosure to reflect any such role in connection with the preparation of the registration statement and the valuation of Semantix and that the Advisors disclaim any liability in connection with such disclosure included in the registration statement. To the extent you relied on any such information, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that neither Credit Suisse and its affiliates nor any of the other Advisors were responsible for the preparation of any disclosure that is included in the Company’s proxy statement/prospectus, including the Projections. However, as financial advisor to Semantix, Credit Suisse assisted Semantix’s management by providing the Industry Materials. While Semantix’s management considered the Industry Materials provided by Credit Suisse based on Credit Suisse’s expertise and experience as an investment bank with coverage in the industries and geographies that Semantix operates, Semantix’s management conducted its own independent analysis and made its own conclusions in connection with the materials provided by Credit Suisse and otherwise. On this basis, Semantix’s management prepared the disclosure about Semantix in the Company’s proxy statement/prospectus and is fully responsible for this disclosure and any other related work product. Credit Suisse did not prepare a valuation analysis of Semantix or an opinion in connection with the Business Combination. Credit Suisse was not responsible for the Projections or any of the assumptions, estimates and conclusions underlying the Projections.

While Credit Suisse has disclaimed responsibility for all portions of the Company’s proxy statement/prospectus in its termination letter, none of Credit Suisse or any of its affiliates has informed Semantix or Alpha that it is in disagreement with the Industry Materials previously provided upon which Semantix’s management conducted its own independent analysis and made its own conclusions. Accordingly, Alpha and Semantix have no reason to believe that the resignation by Credit Suisse signifies that the Industry Materials provided by Credit Suisse to Semantix are no longer reliable, and Semantix’s management’s independent analysis and conclusions in relation to the Industry Materials have also not changed as a result of Credit Suisse’s resignation.

The Company has revised the disclosure accordingly on pages 54, 55, 134, 135, 136, 174, 175, 176, 200 and 204 of the Amended Registration Statement to better clarify the scope of Credit Suisse’s role in relation to the Business Combination.

5.	We note your disclosure on page 131 that Citi is waiving any entitlement to “any fees under its capital markets advisory agreement.” Please disclose approximately how much Citi was entitled to receive under the capital markets advisory agreement. We further note your disclosure on pages 252 and 269 that “Citi informed Alpha that, since they were not mandated in any capacity in connection with the proposed business combination with Semantix, they were waiving their fee.” However, on page 131 you state that “Citi informed Alpha that, since they were not mandated in any capacity in connection with the proposed Business Combination with Semantix beyond their capital markets engagement, they were waiving their fees.” Please reconcile or advise. Please also further describe the role Citi was to perform as Alpha’s exclusive capital markets advisor, further to its engagement letter with Alpha.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 54, 134, 175, 259 and 275 of the Amended Registration Statement.

6.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

	Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that Sponsor and Innova are, are controlled by, and have substantial ties with non-U.S. persons, but Alpha does not believe that any of the facts or relationships with respect to the Business Combination would subject the proposed Business Combination to regulatory review by a U.S. government entity or authority, including review by CFIUS. Accordingly, the Company has revised the disclosure on pages 139 and 140 of the Amended Registration Statement.

7.	We note your response to prior comment 12 and disclosure on page 25 and elsewhere that the “Advisors did not communicate to Alpha or Semantix the reasons leading to their resignation and waiver of their fees after doing substantially all of the work to earn their fees.” However, on page 132 you state that “Citi cited the inability to conduct sufficient diligence within the timeline permitted as its reason for the waiver of its fee.” Please reconcile or advise.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 54, 56, 134, 136, 177 and 200 of the Amended Registration Statement.

8.	We note your disclosure that Alpha engaged D.A. Davidson to provide capital markets advisory services on May 24, 2022. Please disclose the material terms of this engagement, including what services D.A. Davidson was engaged for, the fee to be paid to D.A. Davidson, and the termination provision. Additionally, disclose any other costs that will result from the resignations of the Advisors.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Amended Registration Statement.

9.	We note your revised disclosure that Semantix does not expect Citi’s resignation to impact its lending relationship with an affiliate of Citi. Please advise if there are any other current relationships with any of the Advisors following the resignations, further to prior comment 13.

	Response:	The Company respectfully advises the Staff that other than Semantix’s separate lending relationship with an affiliate of Citi, neither Alpha nor Semantix has any other current relationship with any of the Advisors. In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 56 and 177 of the Amended Registration Statement..

10.	Please disclose whether the resignations of the Advisors will affect the timing or completion of the transaction.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 26, 56 and 177 of the Amended Registration Statement.

11.	Please discuss the material terms of your obligations under the capital markets advisory, financial advisory and underwriting agreements with BofA, Citi and Credit Suisse that survive the resignation of your Advisors.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 58, 136, 137, 177, 178 and 179 of the Amended Registration Statement.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Alec Oxenford, Chief Executive Officer and Director, Alpha Capital Holdco Company Daniel Brass, Davis Polk & Wardwell LLP Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP